UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2007

Commission File Number 0-51016

Exeter Resource Corporation

(Translation of registrant's name into English)

Suite 1260, 999 West Hastings Street, Vancouver, B.C. Canada V6C 2W2

(Address of principal executive office)

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes ☐     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

For Immediate Release: NR 07-16

EXETER CLARIFIES RECENT POLITICAL DEVELOPMENTS IN MENDOZA PROVINCE

Vancouver, BC, June 11, 2007 – Exeter Resource Corporation (AMEX:XRA, TSX-V:XRC, Frankfurt:EXB) (“Exeter” or the “Company”) reports that on June 8, 2007 the Governor of Mendoza Province, Argentina suspended for 90 days the issuance of new environmental permitting relating to open pit mining, pending a review of proposed regulations in that regard.

The decree will have no impact on Exeter’s advanced exploration-stage Don Sixto Gold Project, for which all currently-required permits are in place and no application for new permitting is expected until the second quarter of 2008.

Yale Simpson, Exeter’s Chairman, stated: “We welcome clear environmental regulations in the Province, and a suspension of new environmental approvals is a sensible option that gives the government time to consider the current system in the lead-up to federal, provincial and local elections in October.

“The timing of the political process should not disrupt the development of our Don Sixto Project, where we will be focused on data analysis and engineering studies in support of a Feasibility Study for the next 12 months. We expect the new government to have regulations in place in time for the submission of our Environmental Impact Report, next year.

“Our current exploration focus has shifted to our high-grade Cerro Moro gold/silver project in Santa Cruz Province, where a second drill rig is expected this week. We are also advancing our Caspiche Project in Chile, where we recently announced a major drill intersection at a gold grade similar to the nearby Refugio mine. We are truly now a multi-project company, with the exploration expertise and projects inventory to continue to generate new discoveries.”

Additional Details

Earlier this year, Mendoza Governor Cobos vetoed a proposal of the Mendoza Senate that would have suspended the issuance of new mining-related permits. Reasons given by him for the issuance of the new decree (Decree 1286 - suspending new environmental permitting relating to open pit mining) include the fact that the Senate commission had not yet examined or provided opinions on proposed environmental regulations for mining that had been to it sent for review, following the Governor’s earlier veto.

It is understood that there are four advanced projects in Mendoza that will require permitting after this year’s elections: Rio Tinto’s Rio Potosi Project; Coro Mining’s San Jorge Project; the Federal Government’s Sierra Pintada Uranium Project; and the Don Sixto Project. As the situation in Mendoza with respect to environmental permitting would appear to be fluid, Exeter will advise shareholders of developments as they arise.

At the Don Sixto Project, updated resources estimations based upon 60,000 metres of drilling are expected to be finalized by independent consultants Hellman and Schofield, later this month. This report will be followed by a Development Options Study to be managed by Ausenco and completed in September, which in turn will form the initial part of the Don Sixto Feasibility Study.

The Don Sixto Project has all required environmental permitting in place for a further 80,000 metres of drilling. Drilling for high-grade near-surface mineralization is scheduled to resume next month.

About Exeter

Exeter is a Canadian mineral exploration company focused on the discovery and development of gold and silver properties in South America, using our business and exploration skills to acquire and evaluate projects from the discovery stage through to mine development.

The Company recently announced a drill intersection of 304 metres at a grade of 0.9 g/t gold on the Caspiche gold porphyry project, located between Kinross’ Refugio mine and the giant Cerro Casale gold project in Chile. Separately in southern Chile, Exeter is prospecting 48 gold, silver and base metal targets under a strategic agreement with Rio Tinto Mining and Exploration Limited.

In Mendoza Province, Argentina, the Don Sixto Project is being advanced to a decision on mine development options. A new, independent resource calculation is scheduled for release later in June, ahead of a development options study which will establish the parameters of further feasibility and environmental studies. Drilling is scheduled to restart mid-year, testing zones of higher grade mineralization that are evident from recent resource modeling by our Mendoza based geologists.

At Cerro Moro in Santa Cruz Province, one of 12 epithermal gold and silver properties that constitute a strategic agreement with Cerro Vanguardia S.A., (“CVSA”) an AngloGold Ashanti subsidiary, drilling will continue through 2007. The Company expects to have drilled 10,000 metres on the property by July, triggering the right of CVSA to back-in to a sixty percent joint venture interest in Cerro Moro. Should that right be exercised, Exeter will receive an amount of cash and will be free carried to the completion of a bankable feasibility study. Should CVSA not exercise its back-in right, its interest will revert to a two percent royalty.

You are invited to visit the Exeter web site at www.exeterresource.com

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President and CEO

For further information, please contact:

Bryce Roxburgh, President or Rob Grey, VP Corporate

Communications

Tel: 604.688.9592 Fax: 604.688.9532

Toll-free: 1-888-688-9592

Suite 1260, 999 West Hastings Street

Vancouver, B.C. Canada V6C 2W2

exeter@exeterresource.com

Safe Harbour Statement - This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995, including those referring to the timing of a new resources estimates, development studies, and permitting applications for the Don Sixto Project, the timing of new mining regulations in Mendoza Province Argentina, and the results of exploration on the Cerro Moro and Caspiche gold properties.

These statements reflect our current belief and are based upon currently available information. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of Exeter.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION

(Registrant)

Date June 11, 2007

By:	/s/ Paul C. MacNeill

Paul C. MacNeill

Director